UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*
trivago N.V.
(Name of Issuer)

Class A shares, nominal value of €0.06 per share
(Title of Class of Securities)
89686D 105 (for American Depositary Shares, each representing one Class A Share)
(CUSIP Number)
Peter Vinnemeier
Kesselstraße 5-7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 89686D 105 (for American Depositary Shares, each representing one Class A Share)
1.	Name of Reporting Person: Peter Vinnemeier
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 30,610,793(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 30,610,793(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,610,793(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 8.7% (1) (2)
14.	Type of Reporting Person: IN
 (1) Pursuant to the articles of association of the Issuer, each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.
(2) Based upon the total of 353,013,173 of the Issuer’s Class A and Class B shares outstanding as of March 31, 2020.

This Amendment No. 5 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 13, 2017, as amended by Amendments No. 1-4 thereto (the "Schedule 13D"), relating to the Class A shares of the trivago N.V. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.

Schedule 13D/A
Page 3 of 4 Pages

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On June 2, 2020, the Reporting Person entered into a Rule 10b5-1 sales plan (the “Trading Plan”) with a broker to sell American Depositary Shares, representing an equal number of Class A shares (the “ADSs”). In connection with but prior to the sale of the ADSs pursuant to the Trading Plan, the Reporting person will convert a portion of his Class B Shares, nominal value of €0.60 per share, into Class A Shares, resulting in an increase in the total number of outstanding Class A Shares by 3,500,000 shares. Based on the number of Class A Shares outstanding as of March 31, 2020 and after giving effect to such conversion, the Class A Shares to be sold under the Trading Plan will represent 6.4% of the Class A Shares outstanding. The maximum number of ADSs that may be sold under the Trading Plan amounts to 3,500,000 ADSs, and may be sold beginning on July 1, 2020, with such ADSs to be sold in separate tranches at different specified market prices.  The Trading Plan is scheduled to remain in effect until March 31, 2021.  The Trading Plan was adopted in accordance with the Issuer’s insider trading policy and is intended to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

The foregoing description of the Trading Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Trading Plan, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.
Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby supplemented as follows:
(c) Transactions in the Issuer’s Class A or Class B shares within 60 Days. Other than as disclosed in the Schedule 13D, no other transactions in the Issuer’s Class A or Class B shares have been effected by the Reporting Person within the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the following information:

Item 4 summarizes certain provisions of the Trading Plan and is incorporated herein by reference. A copy of the Trading Plan is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit No.	Description
99.9	Rule 10b5-1 Trading Plan of Peter Vinnemeier, dated June 2, 2020
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

/s/ Peter Vinnemeier
Peter Vinnemeier